NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire classes of the following Securities: General Motors Corporation Common Stock 7.375% Senior Notes Due May 15, 2048 5.25% Series B Convertible Senior Debentures due March 6, 2032 7.50% Senior Notes due July 1, 2044 7.25% Quarterly Interest Bonds due April 15, 2041 (QUIBS) 6.250% Series C Convertible Senior Debentures Due 2033 4.50% Series A Convertible Senior Debentures due March 6, 2032 7.375% Senior Notes due October 1, 2051 7.25% Senior Notes due February 15, 2052 7.25% Senior Notes due July 15, 2041 1.50% Series D Convertible Senior Debentures due June 1, 2009 (collectively, the 'Securities') from listing and registration on the Exchange at the opening of business on July 20, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are longer suitable for continued listing and trading on the Exchange. The decision was based on the Company's June 1, 2009 announcement of a voluntary filing by the Company and three domestic subsidiaries for relief under Chapter 11 of the U.S Bankruptcy Code with the United States Bankruptcy Court in the Southern District of New York. NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, including the planned sale of substantially all of the Company's global assets to a new entity, as well as the ultimate effect of this process on the Company's equityholders and creditors. 1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on June 1, 2009, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on June 1, 2009. 3. Pursuant to the above authorization, a press release was issued on June 1, 2009, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on June 1, 2009 and other various dates of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on June 2, 2009. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.